SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                            For the Month of May 2004
                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                 |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release, dated May 11, 2004.

Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant's Management Report with respect to the results of operations of the Registrant for the quarter ended March 31, 2004.

Attached hereto as Exhibit 3 and incorporated herein by reference is the Registrant's condensed interim consolidated financial statements as of March 31, 2004.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ELBIT SYSTEMS LTD.
                                      (Registrant)


                                      By:
                                          --------------------------------------
                                      Name:  Ilan Pacholder
                                      Title:  Corporate Secretary

Dated:  May 11, 2004

                                  EXHIBIT INDEX

  Exhibit No.   Description

     1.         Press Release, dated May 11, 2004.

     2.         Registrant's Management Report for the quarter ended
                March 31, 2004.

     3. Registrant's condensed interim consolidated financial statements as of March 31, 2004.

                                                                       Exhibit 1


                                                    [LOGO OF ELBIT SYSTEMS LTD.]

Earnings Release

                ELBIT SYSTEMS REPORTS FIRST QUARTER 2004 RESULTS

                        Backlog of Orders $1,821 million
                             Revenues increase 5.7%
                            Earnings per Share $0.31

Haifa, Israel, May 11, 2004 - Elbit Systems Ltd. (the "Company") (NASDAQ: ESLT), the international defense company, today reported its consolidated results for the first quarter ended March 31, 2004.

Consolidated revenues for the first quarter of 2004 increased 5.7% to $213.7 million from $202.2 million in the corresponding quarter in 2003.

Consolidated net income for the first quarter of 2004 was $12.7 million (6.0% of revenues) as compared with $12.3 million (6.1% of revenues) in the same period in 2003. Diluted earnings per share for the first quarter of 2004 were $0.31, same as that for the first quarter of 2003.

Gross profit for the first quarter of 2004 was $56.9 million (26.6% of revenues), as compared with gross profit of $56.9 million (28.1% of revenues) in the first quarter of 2003.

Backlog of orders as of March 31, 2004 reached $1,821 million, as compared with $1,752 million at the end of 2003. 64% of the backlog relates to orders outside of Israel. Approximately 73% of the Company's backlog as of March 31, 2004, is scheduled to be performed in the next three quarters of 2004 and during 2005.

The President and CEO of Elbit Systems, Joseph Ackerman, commented: "We are pleased to report our first quarter 2004 results, in which we achieved increased revenues and cash flow, improved our gross profit margin and reached a record backlog of orders. We are benefiting from the successful implementation of R&D programs and from marketing successes that are expected to bring follow-on orders in coming years. These results evidence our commitment to the continued improvement of our profitability while continuing our R&D activities and developing our business in the various markets and wide range of technologies in which we operate".

The Board of Directors declared a dividend of $0.11 per share for the first quarter of 2004. The dividend will be paid on June 21, 2004, net of taxes and levies, at the rate of 19%. The record date of the dividend is June 8, 2004.

The Company will host a conference call on at 10:30am EST on Tuesday, May 11. On the call, Mr. Joseph Ackerman, President and CEO and Mr. Ilan Pacholder, Vice President Finance, will review and discuss the first quarter 2004 results and will be available to answer questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

               US Dial-in Numbers: 1-866 500 4953 or 1866 276 1004
                        UK Dial-in Number: 0 800 917 4256
                       ISRAEL Dial-in Number: 03 925 5910
                  INTERNATIONAL Dial-in Number: +972 3 925 5910

This  call   will  be   broadcasted   live  on  Elbit   Systems'   web-site   at
http://www.elbitsystems.com. An online replay will be available for 30 days.

In addition, a replay of the call will be available by telephone starting two hours after the call ends until Thursday, May 13, 10:30 am EST. To access the replay please dial: 1-866-276-1002 (US), 972-3-925-5948 (Israel) and
0-800-169-8104 (UK).

About Elbit Systems Ltd. Elbit Systems Ltd. is an international defense Electronics Company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (C4I ISR) and advanced electro-optic technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense applications. For further information, please visit the Company web site at www.elbitsystems.com

Company Contact:                                     IR Contact:

Ilan Pacholder,   V.P.  Finance                      Ehud Helft / Kenny Green
Elbit Systems Ltd                                    Gelbart Kahana
Tel:  +972-4 831-6632                                Tel: 1-866-704-6710
Fax: +972-4 831-6659                                 Fax: + 972 - 3 - 607 - 4711

E-mail: pacholder@elbit.co.il                        E-mail: Kenny@gk-biz.com
        ---------------------                                ----------------
                                                     E-mail: Ehud@gk-biz.com



STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                          (FINANCIAL TABLES TO FOLLOW)

                               ELBIT SYSTEMS LTD.
                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------
                           (In thousand of US Dollars)





                                            March 31    December 31
                                               2004        2003
                                            ---------    ---------
                                            Unaudited    Audited

       Assets

Current Assets:
Cash and short term deposits                   90,853       76,846
Trade receivable and others                   222,704      251,644
Inventories, net of advances                  247,584      249,225
                                            ---------    ---------
Total current assets                          561,141      577,715

Affiliated Companies & other Investments       38,238       38,223
Long-term receivables & others                 76,105       78,565
Fixed Assets, net                             231,026      229,221
Other assets, net                              98,190      100,012
                                            ---------    ---------
                                            1,004,700    1,023,736
                                            =========    =========



Liabilities and Shareholder's Equity

Current liabilities                           358,766      378,731
Long-term liabilities                         176,864      188,811
Minority Interest                               4,165        4,115
Shareholder's equity                          464,905      452,079
                                            ---------    ---------
                                            1,004,700    1,023,736
                                            =========    =========

                               ELBIT SYSTEMS LTD.
                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------
            (In thousand of US Dollars, except for per share amounts)



                                                   Three Months Ended      Year Ended
                                                        March 31           December 31
                                                    2004         2003         2003
                                                   -------      -------      -------
                                                        Unaudited           Audited
Revenues                                           213,672      202,190      897,980
Cost of revenues                                   156,752      145,291      673,561
                                                   -------      -------      -------
  Gross Profit                                      56,920       56,899      224,419

Research and development, net                       13,264       14,852       54,919
Marketing and selling                               16,409       16,153       69,943
General and administrative                          11,413       10,984       46,077
                                                   -------      -------      -------
Total operating expenses                            41,086       41,989      170,939
                                                   -------      -------      -------

Operating income                                    15,834       14,910       53,480

Financial expenses, net                               (480)      (1,276)      (4,870)
Other income, net                                      215          109          903
                                                   -------      -------      -------
  Income before income taxes                        15,569       13,743       49,513
Provisions for income taxes                          4,195        3,646       11,334
                                                   -------      -------      -------
                                                    11,374       10,097       38,179

Company's share of partnerships and affiliated
Companies income, net                                1,358        1,901        7,209
Minority rights                                         (5)         257          557
                                                   -------      -------      -------
  Net income                                        12,727       12,255       45,945
                                                   =======      =======      =======
Earnings per share
  Basic net earnings per share                        0.32         0.32         1.18
                                                   =======      =======      =======
  Diluted net earnings per share                      0.31         0.31         1.14
                                                   =======      =======      =======

                                                                       Exhibit 2

                               Elbit Systems Ltd.
                               Management's Report
                      For The Quarter Ended March 31, 2004


     This report should be read together with the Company's unaudited financial statements for the quarter ended March 31, 2004, the Company's audited consolidated financial statements and related notes for the year ended December 31, 2003, the Company's management report for the year ended December 31, 2003 and the Company's Form 20-F for the year ended December 31, 2002, filed by the Company with the U.S. Securities and Exchange Commission and with the Israeli Securities Authority.

     Forward looking statements with respect to the Company's business, financial condition and results of operations in this document are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission.


A.   Executive Overview

     Business Description

     Elbit Systems operates in the area of upgrading existing airborne, ground and naval defense platforms and is engaged in projects involving the design, development, manufacture and integration of advanced integrated defense systems, electronic systems, electro-optic systems and products and software intensive programs and products for the defense and homeland security sectors. In addition, the Company provides support services for such platforms, systems and products.

     The Company is engaged in leading projects in Israel and worldwide, in areas such as air, ground and naval Command, Control, Communication, Computers, Intelligence, Surveillance and Reconnaissance ("C4ISR") systems, digital maps, night vision systems, pilot helmet mounted systems, display and data processing systems, unmanned air vehicles ("UAVs"), computerized simulators, communication systems, thermal imaging products, laser products, optical systems for space applications, airborne reconnaissance systems, optic communication systems and products, systems for Homeland Defense products, surveillance products and systems and electric drive systems.

     The Company provides a wide range of logistic support services, including operation of pilot training services for the Israeli Air Force on a private financing initiative ("PFI") basis. Several of the Group's companies also provide advanced engineering and manufacturing services to various customers, utilizing their significant manufacturing capabilities. The Company often cooperates with industries in Israel and in various other countries.

     The Company tailors and adapts its technologies, integration skills, market knowledge and battle-proven systems to each customer's individual requirements in both existing and new platforms. By upgrading existing platforms with advanced electronic and electro-optic technologies, the Company provides customers with cost-effective solutions, and its customers are able to improve their technological and operational capabilities within limited defense budgets.

     The Company operates in a competitive environment for most of its projects, systems and products. Competition is based on product and program performance, price, reputation, reliability, maintenance costs and responsiveness to customer requirements. This includes the ability to respond to rapid changes in technology. In addition, its competitive position sometimes is affected by specific requirements in particular markets.

     Financial Highlights

     The Company's revenues increased by 5.7% and reached $213.7 million in the first quarter of 2004, as compared to $202.2 million in the first quarter of 2003. The main increase in revenues was in the armored vehicles systems area.

     Net earnings in the first quarter of 2004 were $12.7 million and the diluted earnings per share were $0.31, as compared to $12.3 million and $0.31 in the first quarter of 2003.

     The Company's backlog as of March 31, 2004 reached $1.82 billion, and the Company's cash flow generated from operations in the first quarter of 2004 was $25.3 million.


B.   Backlog of Orders

     The Company's backlog of orders as of March 31, 2004 reached $1,821 million, of which 64% were for orders outside Israel. The Company's backlog as of December 31, 2003 was $1,752 million, of which 63% were for orders outside Israel.

     Approximately 74% of the Company's backlog as of March 31, 2004 is scheduled to be performed in the following three quarters of 2004 and during 2005. The majority of the 26% balance is scheduled to be performed in 2006 and 2007.


C.   Critical Accounting Policies and Estimates

     The Company's significant accounting policies are described in Note 2 to the audited consolidated financial statements for the year ended December 31, 2003 and in Note 2 to the un-audited consolidated financial statements for the quarter ended March 31, 2004. See also the Company's management report for the year ended December 31, 2003.


D.   Sarbanes-Oxley Act

     According to Section 404 of the U.S. Sarbanes-Oxley Act of 2002, the Company is required to include in its annual report for 2005 an assessment, as of the end of the fiscal year, of the effectiveness of its internal controls and procedures for financial reporting.

     During 2003 and the first quarter of 2004, the Company took steps to assure compliance of its documentation and controls over financial reporting with the guidelines stipulated in the Sarbanes-Oxley Act. The Company plans to continue with these steps during the remainder of 2004 and 2005.

E.   New Accounting Standards

     The significant accounting policies in the preparation of these statements are identical to those applied in preparation of the latest annual financial statements except as follows:

     In January 2003, the FASB issued Financial Accounting Standard Board (FASB) issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 ("FIN 46"). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that arose. FIN 46 provides a new framework for identifying Variable Interest Entities ("VIEs") and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in the activities of the company's financial statements. The provisions of FIN 46 were adopted as of March 31, 2004. The adoption of FIN 46 did not have significant effect on the Company's financial statements.


F.   Employee Stock Option Plan

     The change in the Company's share price affected the Company's financial results due to the impact of the employee stock option plan adopted in 2000. The plan was comprised of options for 5 million shares, divided into options to purchase up to 2.5 million shares and an additional 2.5 million "phantom" options. The phantom options grant the option holders a number of shares corresponding to the benefit component of the options exercised, as calculated on the exercise date, in consideration for their par value only, and are considered as a variable option plan. The actual number of options granted as of March 31, 2004 was approximately 4.6 million.

     Under U.S. GAAP, the total compensation is computed periodically according to the change in the share price and amortized as compensation expense, or income, based on the vesting period of the options. The amount of the expense related to the stock option compensation in the first quarter of 2004 was not material.

G.   Summary of Financial Results

     The following table sets forth the consolidated statements of operations of the Company and its subsidiaries for the three-month periods ended March 31, 2004 and March 31, 2003.

                                                                  For the three months ended
                                                                           March 31
                                                        --------------------------------------------
                                                                2004                    2003
                                                        --------------------    --------------------
                                                           $             %         $             %
                                                        -------        -----    -------        -----
                                                     (In thousands of U.S. dollars, except per share data)
Total revenues                                          213,672        100.0    202,190        100.0


Cost of revenues                                        156,752         73.4    145,291         71.9
                                                        -------        -----    -------        -----

Gross profit                                             56,920         26.6     56,899         28.1
                                                        -------        -----    -------        -----

Research and Development (R&D) expenses                  16,431          7.7     15,724          7.8

Less - participation                                     (3,167)        (1.5)      (872)        (0.4)
                                                        -------        -----    -------        -----

R&D expenses, net                                        13,264          6.2     14,852          7.3

Marketing and selling expenses                           16,409          7.7     16,153          8.0

General and administrative expenses                      11,413          5.3     10,984          5.4
                                                        -------        -----    -------        -----

                                                         41,086         19.2     41,989         20.7
                                                        -------        -----    -------        -----
Operating  income                                        15,834          7.4     14,910          7.4

Finance expenses, net                                      (480)        (0.2)    (1,276)        (0.6)

Other expenses, net                                         215          0.1        109          0.1
                                                        -------        -----    -------        -----
Income before taxes on income                            15,569          7.3     13,743          6.9

Taxes on income                                           4,195          2.0      3,646          1.8
                                                        -------        -----    -------        -----
                                                         11,374          5.3     10,097          5.1

Minority interest in gains (losses) of subsidiaries          (5)         0.0        257          0.1

Equity in net earnings of affiliated companies and
partnership
                                                          1,358          0.7      1,901          0.9
                                                        -------        -----    -------        -----
Net earnings                                             12,727          6.0     12,255          6.1
                                                        =======        =====    =======        =====

Diluted earnings per share                                 0.31                   0.31
                                                        =======                 =======

     First Quarter of 2004 Compared with the First Quarter of 2003

     Revenues

     The Company's consolidated revenues increased by 5.7%, from $202.2 million in the first quarter of 2003 to $213.7 million in the first quarter of 2004.


     The following table sets forth the Company's revenue distribution by areas of operation:

                                                   Three-Month Period ended
                                                --------------------------------
                                                March 31, 2004    March 31, 2003
                                                --------------    --------------
                                             $ millions    %    $ millions    %

Airborne systems                                 88.6     41.4     98.9     48.9
Armored vehicle systems                          54.6     25.6     32.3     16.0
C4I systems                                      29.5     13.8     32.0     15.8
Electro-optics                                   30.7     14.4     27.2     13.5
Other  (mainly non-defense engineering and
production services)                             10.3      4.8     11.8      5.8
                                                -----    -----    -----    -----
Total                                           213.7    100.0    202.2    100.0
                                                =====    =====    =====    =====

     The decrease in the airborne systems sales was mainly as a result of completion of certain upgrade programs, while new programs are expected to generate revenues in the future.

     The increase in the armored vehicle systems revenues of approximately 69% was mainly due to revenues from fire control systems sold for new armored vehicle projects in various countries.

     The following table sets forth the Company's distribution of revenues by geographical regions:

                                                   Three-Month Period ended
                                               --------------------------------
                                               March 31, 2004    March 31, 2003
                                               --------------    --------------
                                              $ millions  %    $ millions   %

                          Israel                53.9     25.2     50.4     24.9
                          United States         79.5     37.2     77.1     38.1
                          Europe                32.1     15.0     21.4     10.6
                          Other countries       48.2     22.6     53.3     26.4
                                               -----    -----    -----    -----
                          Total                213.7    100.0    202.2    100.0
                                               =====    =====    =====    =====


     The Company's sales are primarily to governmental entities and prime contractors under government defense programs. Accordingly, the level of the Company's revenues is subject to governmental budgetary constraints. The recent economic situation in Israel has created some uncertainty with respect to the Israeli Government's general and defense budgets.

     Revenues in Europe increased by 50%, from $21.4 million to $32.1 million. The increase was partly due to consolidating sales of a subsidiary in Europe ("OIP") that was acquired during the second half of 2003 and from other new projects sold to European customers.

         Gross Profit

     Gross profit in the quarter ended March 31, 2004 was $56.9 million, similar to the quarter ended March 31, 2003. The gross profit margin in the first quarter of 2004 was 26.6%, as compared to 28.1% in the first quarter of 2003 and to 25% in the year 2003.

     The Company believes that its average annual gross profit margin for 2004 will not be materially different from its annual gross profit margin in 2003, with possible quarterly variations.


     Research and Development ("R&D")

     The Company continually invests in R&D in order to maintain and further advance its technologies, in accordance with a long-term plan, based on its estimate of future market needs.

     The Company's R&D activities in the reported period were in accordance with its plans. Some of these activities are coordinated with, and partially funded by, third parties, including the Israeli Ministry of Defense ("IMOD") and the Office of the Chief Scientist ("OCS"). These programs were mainly in the areas of advanced airborne systems, cutting edge electro-optics technology and products for surveillance, aerial reconnaissance, lasers and space based sensors. The Company experienced increased IMOD and OCS participation in these programs.

     Gross R&D expenses in the quarter ended March 31, 2004 totaled $16.4 million (7.7% of revenues), as compared to $15.7 million (7.8% of revenues) in the quarter ended March 31, 2003.

     Net R&D expenses (after deduction of third party participation, including the IMOD and the OCS) in the quarter ended March 31, 2004 totaled $13.3 million (6.2% of revenues), as compared to $14.9 million (7.3% of revenues) in the quarter ended March 31, 2003.


     Marketing and Selling Expenses

     The Company maintains its activities in developing new markets and pursues at any given time various business opportunities according to the Company's plan.

     Marketing and selling expenses in the quarter ended March 31, 2004 were $16.4 million (7.7% of revenues), as compared to $16.2 million (8.0% of revenues) in the quarter ended March 31, 2003.


     General and Administrative ("G&A") Expenses

     G&A expenses were $11.4 million (5.3% of revenues) in the quarter ended March 31, 2004, as compared to $11.0 million (5.4% of revenues) in the quarter ended March 31, 2003.

     The small increase in the G&A expenses was mainly as a result of including the expenses of companies (OIP and AD&D), that were acquired during the second half of 2003.

     Finance Expense (Net)

     Net finance expense in the quarter ended March 31, 2004 was $0.5 million, as compared to $1.3 million in the quarter ended March 31, 2003.

     The decrease in the net finance expense resulted mainly from a lower level of short and long-term loans in the first quarter of 2004 as compared to the first quarter of 2003.


     Taxes on Income

     Provision for taxes in the quarter ended March 31, 2004 was $4.2 million (effective tax rate of 26.9%), as compared to a provision for taxes of $3.6 million (effective tax rate of 26.5%) in the quarter ended March 31, 2003.

     The Company's tax rate represents a weighted average of the tax rates to which the various companies in the Group are subject. The change in the effective tax rate is attributable mainly to the mix of the tax rates in the various tax jurisdictions in which the Group's companies generating the taxable income operate.


     Company's Share in Earnings of Affiliated Companies and Partnerships

     In the first quarter of 2004 the Company had net income of $1.4 million from its share in earnings of affiliated companies and partnerships, as compared to $1.9 million in the first quarter of 2003. These companies, in which the Company holds 50% or less in shares or voting rights and are therefore not consolidated in its financial statements, operate in complementary areas related to the Company's core business areas, including electro-optics and airborne systems.

     The Company's share in Earnings of Affiliated Companies and Partnerships in the first quarter of 2004 includes expenses related to commercial airborne wide band communication activities in a newly incorporated affiliate company ("Starling").

     The Company believes that its affiliates will continue to contribute significantly to the Company's earnings.


     Net Earnings and Earnings Per Share ("EPS")

     Reported net earnings in the quarter ended March 31, 2004 were $12.7 million (6.0% of revenues), as compared to reported net earnings of $12.3 million (6.1% of revenues) in the quarter ended March 31, 2003. Diluted EPS in the quarters ended March 31, 2004 and 2003 were $0.31.

     The number of shares used for computation of diluted EPS in the quarter ended March 31, 2004 was 40,718 thousand shares, as compared to 39,793 thousand shares in the quarter ended March 31, 2003. The increase in the number of shares was mainly due to exercise of options during 2003 and the first quarter of 2004.

H.   Liquidity and Capital Resources

     The Company's cash flows are affected by the cumulative cash flows of its various projects in the reported periods. Project cash flows are affected by the timing of the receipt of advances and the collection of accounts receivable from customers, which relate to specific events during the project, while expenses are on-going. As a result, the Company's cash flows may vary from one period to another.

     The Company's policy is to invest its cash surplus primarily in interest bearing deposits in accordance with its projected needs.

     The resources available to the Company include mainly profits, collection of accounts receivable, advances from customers, as well as Government of Israel grants and participation and bank financing in Israel and elsewhere based on its capital, assets and activities. In addition, the Company has the ability to raise funds through the offering of shares and debentures to the public from time to time.

     The Company's net cash flows generated from operating activities in the quarter ended March 31, 2004 were $25.3 million, resulting mainly from net income for the period and collection of accounts receivable. The cash inflows were partially offset, mainly by payments of trade payables.

     Net cash flows used for investment activities in the quarter ended March 31, 2004 were $10.3 million, which were used mainly for procurement of property, plant and equipment. The investments were made primarily in equipment for the Group's various manufacturing plants and in a building being constructed at Elbit Systems' facility in Haifa, Israel. The building is planned to house employees currently located in various leased locations in the industrial park in Haifa, and the Company plans to complete its population during 2004.

     Net cash flows used for financing activities in the quarter ended March 31, 2004 were $0.9 million, reflecting $3.6 million in proceeds from the exercise of options and repayment of short and long-term borrowings.

     On March 31, 2004, the Company had total borrowings in the amount of $66.1 million, including $59.1 million in long-term loans, and $417 million in guarantees issued on its behalf by banks, mainly in respect of advance payment and performance guarantees provided in the regular course of business. On March 31, 2004, the Company had a cash balance amounting to $90.3 million.

     As of March 31, 2004, the Company had working capital of $202.4 million and its current ratio was 1.56. The Company's ratio of equity to total assets was 46.3%.


I.   Derivatives and Hedges

     Market risks relating to the Company's operations result primarily from changes in interest rates and exchange rates. The Company typically uses financial instruments to limit its exposure to those changes. The Company also typically enters into forward contracts in connection with transactions that are denominated in currencies other than U.S. dollars and New Israeli Shekels ("NIS"). The Company may enter from time to time into forward contracts related to NIS, based on market conditions.

     On March 31, 2004, the Company's liquid assets were comprised of bank deposits, and it had no investments in liquid equity securities that were subject to market fluctuations. The Company's deposits and loans are based on variable interest rates, and their value as of March 31, 2004 was therefore not exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect the Company's results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates.

     The Company's functional currency is the U.S. dollar. On March 31, 2004, the Company had exposure due to liabilities denominated in NIS of $64 million in excess of its NIS denominated assets. These liabilities represent mostly wages, trade payables and the debt to the OCS resulting from the OCS agreement entered into in 2002. (See Note 16 to the audited consolidated financial statements for the year ended December 31, 2003). The amount of the Company's exposure to the changes in the NIS-U.S. dollar exchange rate varies from time to time. On March 31, 2004, the Company had options covering future cash flows in the amount of $84 million.

     Most of the Company's assets and liabilities which are denominated in currencies other than the NIS and the U.S. dollar were covered as of March 31, 2004 by forward contracts. On March 31, 2004, the Company had contracts for the sale and purchase of such foreign currencies totaling $21.9 million. The results of financial derivative activities in this quarter were not material.


J.   Dividends

     The Board of Directors declared on May 10, 2004 a dividend of $0.11 per share.

                                      * * *

                                                                       Exhibit 3


--------------------------------------------------------------------------------
                        ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
--------------------------------------------------------------------------------

                         CONDENSED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

                              AS OF MARCH 31, 2004
                                   (Unaudited)
                         (In thousands of U.S. dollars)

--------------------------------------------------------------------------------
                    ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
--------------------------------------------------------------------------------



                                 C O N T E N T S

                                                                                         P a g e
                                                                                         -------


CONSOLIDATED FINANCIAL STATEMENTS

    Consolidated Balance Sheets                                                           2 - 3

    Consolidated Statements of Income                                                       4

    Consolidated Statements of Changes in Shareholder's Equity                             5-6

    Consolidated Statements of Cash Flows                                                  7-8

    Notes to the Consolidated Financial Statements                                         9-12



                                   # # # # # #

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
In thousands of U.S. dollars, except per share data


                                                       March 31,    December 31,
                                                         2004          2003
                                                      ----------   ----------
                                                      (Unaudited)   (Audited)
                                                      ----------   ----------
CURRENT ASSETS:
Cash and cash equivalents                             $   90,253   $   76,156
Short-term bank deposits                                     600          690
Trade receivables, net                                   175,148      203,281
Other receivables and prepaid expenses                    47,556       48,363
Inventories, net of advances                             247,584      249,225
                                                      ----------   ----------
Total current assets                                     561,141      577,715
                                                      ----------   ----------

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliated companies and partnership       26,493       26,478
Investments in other companies                            11,745       11,745
Long-term bank deposits and loan                           1,913        2,347
Severance pay fund                                        74,192       76,218
                                                      ----------   ----------
                                                         114,343      116,788
                                                      ----------   ----------

PROPERTY, PLANT AND EQUIPMENT, NET                       231,026      229,221
                                                      ----------   ----------


OTHER ASSETS, NET:
Goodwill                                                  32,576       32,576
Know-how and other intangible assets, net                 65,614       67,436
                                                      ----------   ----------
                                                          98,190      100,012
                                                      ----------   ----------

                                                      $1,004,700   $1,023,736
                                                      ==========   ==========


    The accompanying notes are an integral part of the consolidated financial statements

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES


CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
In thousands of U.S. dollars, except share and per share data

                                                                       March 31,     December 31,
                                                                         2004            2003
                                                                      -----------    -----------
                                                                      (Unaudited)     (Audited)
                                                                      -----------    -----------
CURRENT LIABILITIES:
 Short-term bank credit and loans                                     $     7,046    $     8,509
 Current maturities of long-term loans                                      6,464          6,532
 Dividend payable                                                           4,327              -
 Trade payables                                                            90,606        106,252
 Other payables and accrued expenses                                      158,492        157,820
 Customers advances and amounts in excess of
   costs incurred on contracts in progress                                 91,831         99,618
                                                                      -----------    -----------
 Total current liabilities                                                358,766        378,731
                                                                      -----------    -----------

 LONG-TERM LIABILITIES:
 Long-term loans                                                           59,077         62,324
 Advances from customers                                                    2,381          7,592
 Deferred income taxes                                                     24,916         24,916
 Accrued severance pay                                                     90,490         93,979
                                                                      -----------    -----------
                                                                          176,864        188,811
                                                                      -----------    -----------


MINORITY INTERESTS                                                          4,165          4,115
                                                                      -----------    -----------

SHAREHOLDERS' EQUITY
 Share capital
 Ordinary shares of New Israeli Shekels (NIS)1 par value;
 Authorized -  80,000,000 shares as of March 31, 2004 and
   December 31, 2003;
 Issued - 40,127,238 and 39,746,125 shares as of March 31, 2004 and
   December 31, 2003, respectively;
 Outstanding - 39,718,413 and 39,337,304
  shares as of March 31, 2004 and December 31, 2003, respectively          11,358         11,273
 Additional paid-in capital                                               263,324        259,033
 Accumulated other comprehensive loss                                      (3,942)        (3,992)
 Retained earnings                                                        198,486        190,086
 Treasury shares - 408,821 shares as of March 31, 2004 and
   December 31, 2003                                                       (4,321)        (4,321)
                                                                      -----------    -----------
                                                                          464,905        452,079
                                                                      -----------    -----------

                                                                      $ 1,004,700    $ 1,023,736
                                                                      ===========    ===========



    The accompanying notes are an integral part of the consolidated financial statements

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES


CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
In thousands of U.S. dollars, except per share data

                                                            Three months ended     Year ended
                                                                 March 31,        December 31,
                                                         ----------------------    ---------
                                                            2004         2003        2003
                                                         ---------    ---------    ---------
                                                              (Unaudited)          (Audited)
                                                         ---------    ---------    ---------
Revenues                                                 $ 213,672    $ 202,190    $ 897,980
Cost of revenues                                           156,752      145,291      673,561
                                                         ---------    ---------    ---------
           Gross profit                                     56,920       56,899      224,419
                                                         ---------    ---------    ---------

Research and development costs, net                         13,264       14,852       54,919
Marketing and selling expenses                              16,409       16,153       69,943
General and administrative expenses                         11,413       10,984       46,077
                                                         ---------    ---------    ---------

                                                            41,086       41,989      170,939
                                                         ---------    ---------    ---------

       Operating income                                     15,834       14,910       53,480

Financial expenses, net                                       (480)      (1,276)      (4,870)
Other income, net                                              215          109          903
                                                         ---------    ---------    ---------
          Income before taxes on income                     15,569       13,743       49,513
Taxes on income                                              4,195        3,646       11,334
                                                         ---------    ---------    ---------
                                                            11,374       10,097       38,179
Equity in net earnings of affiliated
 companies and partnership                                   1,358        1,901        7,209
Minority interest in losses (earnings) of subsidiaries          (5)         257          557
                                                         ---------    ---------    ---------
          Net income                                     $  12,727    $  12,255    $  45,945
                                                         =========    =========    =========


Earnings per share
   Basic net earnings per share                          $    0.32    $    0.32    $    1.18
                                                         =========    =========    =========

   Diluted net earnings per share                        $    0.31    $    0.31    $    1.14
                                                         =========    =========    =========


    The accompanying notes are an integral part of the consolidated financial statements

                                        ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
In thousands of U.S. dollars, except per share data

                                                                                                  Accumulated
                                                 Number of                       Additional          other
                                               outstanding         Share           paid-in       comprehensive       Retained
                                                 shares           capital          capital           loss            earnings
                                               -----------      -----------      -----------      -----------       -----------
 Balance as of January 1, 2003
   (Audited)                                    38,803,507      $    11,154      $   248,387      $    (2,882)      $   159,023
 Exercise of options                               533,797              119            5,147                -                 -
 Tax benefit in respect of options
   exercised                                             -                -              758                -                 -
 Amortization of stock based
   compensation                                          -                -            4,741                -                 -
 Dividends paid                                          -                -                -                -           (14,882)
 Comprehensive income (loss):
 Unrealized gains on derivative
    instruments                                          -                -                -             (578)                -
 Foreign currency translation differences                -                -                -              340                 -
 Minimum pension liability                               -                -                -             (872)                -
 Net income                                              -                -                -                -            45,945
                                               -----------      -----------      -----------      -----------       -----------


 Balance as of December 31, 2003
   (Audited)                                    39,337,304      $    11,273      $   259,033      $    (3,992)      $   190,086
Exercise of options                                381,109               85            3,552                -                 -
Tax benefit in respect of options
   exercised                                             -                -              411                -                 -
Amortization of stock compensation                       -              328                -                -                 -
Dividends paid                                           -                -                -                -            (4,327)
 Comprehensive income (loss):
Unrealized gains on derivative
    instruments                                          -                -                -              (94)                -
Foreign currency translation differences                 -                -                -              144                 -
Net income                                               -                -                -                -            12,727
                                               -----------      -----------      -----------      -----------       -----------
Total comprehensive income                     $    12,777

  Balance as of March 31, 2004
   (Unaudited)                                  39,718,413      $    11,358      $   263,324      $    (3,942)      $   198,486
                                               ===========      ===========      ===========      ===========       ===========

                                                                    Total           Total other
                                                 Treasury        shareholders'      comprehensive
                                                  shares            equity             income
                                                -----------       -----------       -----------
 Balance as of January 1, 2003
   (Audited)                                    $    (4,321)      $   411,361
 Exercise of options                                      -             5,266
 Tax benefit in respect of options
   exercised                                              -               758
 Amortization of stock based
   compensation                                           -             4,741
 Dividends paid                                           -           (14,882)
 Comprehensive income (loss):
 Unrealized gains on derivative
    instruments                                           -              (578)      $      (578)
 Foreign currency translation differences                 -               340               340
 Minimum pension liability                                -              (872)             (872)
 Net income                                               -            45,945            45,945
                                                -----------       -----------       -----------
 Total comprehensive income                                                         $    44,835
                                                                                    ===========

 Balance as of December 31, 2003
   (Audited)                                    $    (4,321)      $   452,079
Exercise of options                                       -             3,637
Tax benefit in respect of options
   exercised                                              -               411
Amortization of stock compensation                      328
Dividends paid                                            -            (4,327)
 Comprehensive income (loss):
Unrealized gains on derivative
    instruments                                           -               (94)              (94)
Foreign currency translation differences                  -               144               144
Net income                                                -            12,727            12,727
                                                -----------       -----------       -----------
Total comprehensive income                                                               12,777
                                                                                    ===========

  Balance as of March 31, 2004
   (Unaudited)                                  $    (4,321)      $   464,905
                                                ===========       ===========


    The accompanying notes are an integral part of the consolidated financial statements

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
In thousands of U.S. dollars, except per share data

                                                                                                Accumulated
                                              Number of                      Additional            other
                                             outstanding        Share          paid-in         comprehensive      Retained
                                                shares         capital         capital             loss           earnings
                                            -------------    ------------    ------------    ----------------    ------------
Balance as of January 1, 2003
  (Audited)                                  38,803,507        $  11,154       $ 248,387        $ (2,882)          $ 159,023
 Exercise of options                             39,755                8             420               -                   -
 Tax benefit in respect of options
   exercised                                          -                -              52               -                   -
 Amortization of stock compensation                   -                -           1,391               -                   -
 Dividends paid                                       -                -               -               -              (3,492)
 Net income                                           -                -               -               -              12,255
                                            -------------    ------------    ------------    ----------------    ------------
Total comprehensive income

 Balance as of March 31, 2003
  (Unaudited)                                38,843,262         $ 11,162       $ 250,250        $ (2,882)          $ 167,786
                                            =============    ============    ============    ================    ============

                                                                    Total           Total other
                                                Treasury        shareholders'      comprehensive
                                                 shares            equity             income
                                              -------------    --------------    ----------------
Balance as of January 1, 2003
  (Audited)                                      $ (4,321)       $ 411,361
 Exercise of options                                    -              428
 Tax benefit in respect of options
   exercised                                            -               52
 Amortization of stock compensation                     -            1,391
 Dividends paid                                         -           (3,492)
 Net income                                             -           12,255          $ 12,255
                                              -------------    --------------    ----------------
Total comprehensive income                                                          $ 12,255
                                                                                 ================
 Balance as of March 31, 2003
  (Unaudited)                                    $ (4,321)       $ 421,995
                                              =============    ==============


    The accompanying notes are an integral part of the consolidated financial statements.

                                        ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
In thousands of U.S. dollars, except per share data

                                                                            Three months ended
                                                                                 March 31,             Year ended
                                                                         ----------------------       December 31,
                                                                           2004            2003           2003
                                                                         -------        -------          -------
                                                                               (Unaudited)              (Audited)
                                                                         ----------------------          -------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                            $ 12,727       $ 12,255       $ 45,945
  Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization                                           10,401          9,601         37,890
  Amortization of deferred stock compensation                                328          1,391          4,741
  Deferred income taxes                                                      843           (637)            35
  Accrued severance pay, net                                              (1,463)           507         (1,240)
  Gain (loss) on sale of property and equipment                                5            128           (915)
  Tax benefit in respect of options exercised                                411             52            758
  Minority interests in earnings (losses) of subsidiaries                      5           (257)          (557)
  Equity in net losses (earnings)  of affiliated companies and
     partnership, net of dividend received (*)                               963         (1,901)        (4,995)
 Changes in operating assets and liabilities:
  Decrease in short and long-term receivables and prepaid expenses        28,302         23,904         45,297
  Increase in inventories                                                 (6,953)       (19,505)       (38,651)
  Increase (decrease) in trade payable, other payables and accrued
    expenses                                                             (15,657)         5,879         32,147
  Decrease in advances received from customers                            (4,404)        (9,002)       (27,855)
  Settlement of royalties with the Office of the Chief Scientist               -            337         (1,581)
  Other adjustments                                                         (213)           (25)           337
                                                                         -------        -------        -------
  Net cash provided by operating activities                               25,295         22,727         91,356
                                                                         -------        -------        -------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property, plant and equipment                              (10,893)       (14,594)       (61,287)

  Acquisition of activity (Schedule A)                                         -              -         (2,458)
  Investments in affiliated companies and subsidiaries                      (200)             -         (1,049)
  Proceeds from sale of property, plant and equipment                        504            706          5,815
  Repayment (grant) of short-term loan                                         -           (250)         2,400
  Investment in long-term bank deposits                                     (157)          (820)        (1,750)
  Proceeds from sale of long-term deposits                                   317            826          3,568
  Short-term bank deposits, net                                               90            250            960
                                                                         -------        -------        -------
  Net cash used in investing activities                                  (10,339)       (13,882)       (53,801)
                                                                         -------        -------        -------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from exercise of options                                        3,637            428          5,266
  Repayment of long-term bank loans                                       (3,033)        (5,315)       (27,066)
  Proceeds from long-term bank loans                                           -              -         10,000
  Dividends paid                                                               -              -        (14,882)
  Change in short-term bank credit and loans, net                         (1,463)       (10,001)       (10,997)
                                                                         -------        -------        -------
  Net cash used in financing activities                                     (859)       (14,888)       (37,679)
                                                                         -------        -------        -------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                      14,097         (6,043)          (124)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE
  PERIOD                                                                  76,156         76,280         76,280
                                                                         -------        -------        -------
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD                      $ 90,253       $ 70,237       $ 76,156
                                                                         =======        =======        =======
(*) Dividend received                                                   $  2,321              -       $  2,214
                                                                         =======        =======        =======


   The accompanying notes are an integral part of the consolidated financial statements.

                                        ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
In thousands of U.S. dollars, except per share data


                                           Three months ended      Year ended
                                                March 31,          December 31,
                                          --------------------      -------
                                           2004          2003         2003
                                          -------      -------      -------
                                               (Unaudited)         (Audited)
                                          --------------------      -------
SUPPLEMENTARY CASH FLOWS ACTIVITIES:

Cash paid during the year for:
Income taxes                              $ 3,216      $ 4,631      $14,666
                                          =======      =======      =======
Interest
                                          $   756      $   872      $ 4,034
                                          =======      =======      =======



             SCHEDULE A:
             Subsidiaries and businesses acquired

             Estimated net fair value of assets acquired and liabilities assumed
              At the date of acquisition was as follows:

            Working capital deficiency (excluding cash and cash
              equivalents)                                           $   657
            Property, plant and equipment                               (249)
            Goodwill, know-how and other intangible assets            (1,334)
            Deferred income taxes                                     (1,765)
            Long-term liabilities                                        198
            Minority interest                                             35
                                                                     -------

                                                                     $(2,458)
                                                                     =======

                                        ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
-------------------------------------------------------------------------------
In thousands of U.S. dollars, except per share data

-------------------------------------------------------------------------------

Note 1  -      GENERAL

               The accompanying financial statements have been prepared in a condensed format as of March 31, 2004, and for the three months then ended in accordance with generally accepted accounting principles in the United States )U.S. GAAP( relating to the preparation of financial statements for interim periods. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States but which are not required for interim reporting purposes, have been condensed or omitted. See Note 5 for the reconciliation from U.S. GAAP to accounting principles generally accepted in Israel (Israeli GAAP).

               These statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2003.

               The interim financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation. All such adjustments were of a normal recurring nature. Reclassifications have been made to comparative data in the balance sheet as of December 31, 2003 in order to conform with the current year's presentation.

               Operating results for the three months ended March 31, 2004, are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.


Note 2 -      SIGNIFICANT ACCOUNTING  POLICIES

               A. The significant accounting policies followed in the preparation of these statements are identical to those applied in preparation of the latest annual financial statements except as follows:

                    In January 2003, the Financial Accounting Standards Board
                    (FASB) issued Interpretation 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (FIN 46). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, non-controlling interests and results of a VIE in activities of its consolidated financial statements.

                    In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
--------------------------------------------------------------------------------
In thousands of U.S. dollars, except share and per share data

Note 2 -      SIGNIFICANT ACCOUNTING  POLICIES (CONT.)

                    FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and non-controlling interest at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIE's that the variable interest holder is not required to consolidated but in which it has a significant variable interest.


                    FIN 46 was effective immediately for VIEs created after January 31, 2003. The provisions of FIN 46, as revised, were adopted as of March 31, 2004 for the Company's interests in all VIEs. The adoption of FIN 46 did not have significant effect on the Company's financial statements.

               B. The accompanying financial statements have been prepared in U.S. dollars since the functional currency of the primary economic environment in which the operations of the Group (which includes Elbit Systems Ltd. and its subsidiaries) are conducted is the U.S. dollar.



Note 3 -      INVENTORIES, NET OF ADVANCES

                                                              March 31,   December 31,
                                                                2004          2003
                                                              --------      --------
                                                             (Unaudited)   (Audited)
                                                              --------      --------
          Cost of long-term contracts in progress             $263,131      $253,663
          Raw materials                                         75,499        78,504
          Advances to suppliers and subcontractors              18,489        20,137
                                                              --------      --------
                                                               357,119       352,304
           Less - Cost incurred on contracts in progress
               deducted from customer advances                  27,941        14,581
                                                              --------      --------
                                                               329,178       337,723
           Less -Advances received from customers               72,716        77,482
                    Provision for losses                         8,878        11,016
                                                              --------      --------
                                                              $247,584      $249,255
                                                              ========      ========

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
--------------------------------------------------------------------------------
In thousands of U.S. dollars, except per share data



Note 4 -      STOCK-BASED COMPENSATION

              Pro forma information under SFAS 123 Accounting for Stock Based Compensation is as follows:

                                                                 Three months ended           Year ended
                                                                      March 31,              December 31,
                                                               ------------------------       ----------
                                                                 2004           2003             2003
                                                               --------      ----------       ----------
                                                                     (Unaudited)              (Audited)
                                                               ------------------------       ----------
          Net income as reported                               $ 12,727      $   12,255       $   45,945

          Add - Stock based compensation expense
                net of related tax effects as
                reported (intrinsic method)                         262           1,022            3,793

          Deduct - Stock based compensation expense under
                   fair value based method of SFAS 123
                   net of related tax effects                      (739)           (679)          (2,956)
                                                               --------      ----------       ----------
          Pro forma net income                                 $ 12,250      $   12,598       $   46,782
                                                               ========      ==========       ==========

          Net earnings per share:
           Basic net earnings per share as reported            $   0.32      $     0.32       $     1.18
                                                               ========      ==========       ==========


           Diluted net earnings per share as reported          $   0.31      $     0.31       $     1.14
                                                               ========      ==========       ==========

           Pro forma basic net earnings per share              $   0.31      $     0.32       $     1.20
                                                               ========      ==========       ==========

           Pro forma diluted net earnings per share            $   0.30      $     0.32       $     1.16
                                                               ========      ==========       ==========

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
--------------------------------------------------------------------------------
In thousands of U.S. dollars, except per share data



Note 5 - RECONCILIATION TO ISRAELI GAAP

          As described in Note 1, the Company prepares its financial statements in accordance with U.S. GAAP. See Note 26 to the 2003 annual financial statements for a description of the differences between U.S. GAAP and Israeli GAAP in respect to the Company. The effects of the differences between U.S. GAAP and Israeli GAAP on the Company's financial statements are detailed below.


          1.   Effect on net income and earnings per share

                                                           Three months ended
                                                                 March 31,           Year ended
                                                         -----------------------     December 31,
                                                           2004           2003           2003
                                                         --------       --------       --------
                                                               (Unaudited)            (Audited)
                                                         --------       --------       --------

          A) Net income as reported according to
                according to U.S. GAAP
               U.S. GAAP                                 $ 12,727       $ 12,255       $ 45,945
                                                         --------       --------       --------

               Adjustments to Israeli GAAP                 (1,944)          (756)           595
                                                                        --------       --------

               Net income according to Israeli GAAP      $ 10,783       $ 11,499       $ 46,540
                                                         ========       ========       ========


2.     Effect on shareholders' equity

                                                                                        As per
                                                         As reported   Adjustments   Israeli GAAP
                                                          --------      --------       --------
                   As of March 31, 2004 (Unaudited)
                    Shareholders' equity                  $464,905      $(12,714)      $452,191
                                                          ========      ========       ========

                   As of December 31, 2003 (Audited)
                    Shareholders' equity                  $452,079      $(10,367)      $441,712
                                                          ========      ========       ========


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                                       12